BIO-key International, Inc.

101 Crawfords Corner Road, Suite 4116

Holmdel, NJ 07733

October 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	BIO-key International, Inc.
Registration Statement on Form S-1
Commission File No. 333-275003
Withdrawal of Request for Acceleration

Ladies and Gentlemen:

Reference is made to our request, dated October 27, 2023, pursuant to which we requested that the effective date of the above-referenced registration statement, be accelerated so that it will be declared effective at 9:00 a.m. EST on October 30, 2023, or as soon thereafter as is practicable.

We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your prompt attention to this request. Should you have any questions, please contact Vincent A. Vietti of Fox Rothschild LLP, counsel to the Registrant, at (609) 896-4571.

Very truly yours,

BIO-KEY INTERNATIONAL, INC.

By: /s/ Michael DePasquale
Michael DePasquale
Chief Executive Officer